April 7, 2025

Scott Kirkland
Chief Financial Officer
Ecolab, Inc.
1 Ecolab Place
St. Paul, MN 55102

        Re: Ecolab, Inc.
            Form 10-K for the fiscal year ended December 31, 2024
            Filed February 21, 2025
            File No. 001-09328
Dear Scott Kirkland:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Consolidated Financial Statements
12. Income Taxes, page 81

1. We note discrete items include a tax benefit of $62.1 million associated with capital losses and $30.4 million in additional basis of foreign intangible assets. Please explain to us in greater detail the nature of and events that triggered these discrete tax benefits.
       Please also include any pertinent details in future filings.
17. Revenues, page 90

2. We note on pages 28 and 61 that other estimates used in recognizing revenue include allocating variable consideration to customer programs and incentive offerings, including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. Please tell us how you have considered the relevant disclosure requirements of ASC 606 as it relates to your accounting for variable consideration, as set forth in ASC 606-10-50-1, 50-1(b), 50-17(b), and 50-20.
 April 7, 2025
Page 2

3. Please tell us how you applied the guidance in paragraphs ASC 606-10-55-89 through
       55-91 when selecting the categories to use to disaggregate revenues.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 or Li Xiao at 202-551-4391 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services